SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND

(d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(AMENDMENT NO. )*

Manulife Private Credit Plus Fund

(Name of Issuer)

Common Shares of Beneficial Ownership – Class I

(Title of Class of Securities)

Class I: Not Applicable

(CUSIP Number)

Tracy Lannigan

100 Summit Lake Drive

Valhalla NY

10595

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Hancock Life Insurance Company of New York
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 793,729.662 shares – Class I
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 793,729.662 shares – Class I
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,729.662 shares – Class I
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20% of Class I shares
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

Item 1(a).	Name of Issuer:

Manulife Private Credit Plus Fund

Item 1(b).	Address of Issuer’s Principal Executive Offices:

197 Clarendon Street Boston, Massachusetts 02116

Item 2(a).	Name of Person Filing:

John Hancock Life Insurance Company of New York

Item 2(b).	Address of Principal Business Office or, if none, Residence:

100 Summit Lake Drive Valhalla NY 10595

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Shares of Beneficial Ownership – Class I

Item 2(e).	CUSIP Number:

Not Applicable

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☒	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned: 793,729.662 shares – Class I

(b)	Percent of class: 20% of Class I shares

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 793,729.662 shares – Class I

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 793,729.662 shares – Class I

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

John Hancock Life Insurance Company of New York

By:	/s/ Betsy Anne Seel
Name: Betsy Anne Seel
Title: by Power of Attorney filed herewith

LIMITED POWER OF ATTORNEY

FOR

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

SECTION 13 FILINGS UNDER THE 1934 ACT

The undersigned, in the undersigned’s capacity as a duly authorized officer of John Hancock Life Insurance Company of New York, hereby constitutes and appoints with full power of substitution each of Edward Macdonald, David Pemstein, Betsy Anne Seel, Mara Moldwin, Christopher Sechler, Daniel Beauregard, Sarah Coutu, Thomas Dee, Khimmara Greer, Kinga Kapuscinski, Nicholas J. Kolokithas, Mara Moldwin, Harsha Pulluru, Steven Sunnerberg, and Suzanne Cartledge acting singly, the undersigned’s true and lawful attorney-in-fact to:

(1) Prepare and execute for the undersigned: (a) Schedule 13D and Schedule 13G and any amendments thereto in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder, and (b) any other documents or filings required to comply with Section 13 of the Securities Exchange Act of 1934 (the “Section 13 Filings”).

(2) File any such Section 13 Filings or amendments thereto with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and

(3) Take any other action which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing.

The undersigned acknowledges that none of the foregoing attorneys-in-fact are assuming the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Section 13 Filings, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Power of Attorney may be filed with the SEC as may be necessary or appropriate.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 7th day of November 2023.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

/s/ Tracy Lannigan
Name: Tracy Lannigan
Title: Assistant Chief Counsel and Corporate Secretary

INTERNAL